DC

No Act
P.E. 12-7-06



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2006


06066373

Gary W. Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street, HQ12A
San Diego, CA 92101-3017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12\27\2006

Re: Sempra Energy
Incoming letter dated December 7, 2006

Dear Mr. Kyle:

This is in response to your letter dated December 7, 2006 concerning the shareholder proposal submitted to Sempra by Chris Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

1032208



Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com


SEC MAIL PROCESSING
RECEIVED
DEC 0 8 2006
WASH, D.C.
210
SECTION

December 7, 2006

Securities Exchange Act of 1934
Rule 14a-8(i)(11)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevedden/Rossi Shareholder Proposal -- Majority Voting for Directors -- Exclusion as Substantially Duplicative of Earlier-Received Proposal

Ladies and Gentlemen:

We have received from John Chevedden, ostensibly acting on behalf of Chris Rossi, a shareholder proposal for inclusion in the proxy materials for our 2007 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule. The Chevedden/Rossi proposal (enclosed as Appendix A) requests that our Board of Directors initiate an appropriate process to amend our governance documents to provide for the election of directors by majority voting.

The Chevedden/Rossi proposal substantially duplicates a proposal that we received from the Central Laborers' Pension Fund before receiving the Chevedden/Rossi proposal. The Central Laborers proposal (enclosed as Appendix B) requests that our Board of Directors initiate the appropriate process to amend our governance documents to provide for the election of directors by majority voting in uncontested elections.

We will include the Central Laborers proposal in the proxy materials for our 2007 Annual Meeting. We intend to exclude the later-received Chevedden/Rossi proposal from our proxy materials as substantially duplicative of the earlier-received Central Laborers proposal.

Copies of our correspondence with Mr. Chevedden regarding the Chevedden/Rossi proposal are enclosed as Appendix C.

We have repeatedly asked Mr. Chevedden to withdraw the Chevedden/Rossi proposal as duplicative of the earlier-received Central Laborers proposal that will be included our proxy materials. We have done so in a fruitless attempt to avoid the cost to us and ultimately to our shareholders of obtaining a no action letter and the expenditure of the Commission's resources. But, regrettably, Mr. Chevedden is apparently quite unconcerned with these costs and has refused to withdraw the proposal. In doing so, although he is a highly experienced shareholder proponent, he has stated only that he does not know if we would be entitled to exclude the proposal from our proxy materials.

In response to his refusal, we have asked Mr. Chevedden to advise us of any reason whatsoever for him to conclude that the Chevedden/Rossi proposal does not substantially duplicate the earlier-received Central Laborers proposal. Not surprisingly, he has not responded to that request.

Accordingly, we ask that the Staff advise us that it will not recommend any enforcement action to the Commission in respect of our exclusion of the Chevedden/Rossi proposal from our proxy materials pursuant to Rule 14a-8(i)(11) under the Securities Exchange Act of 1934 as substantially duplicative of the earlier-received Central Laborers proposal that will be included in the proxy materials.

The Proposals

We received the Central Laborers proposal on October 19, 2006. Its resolution language is:

> "Resolved: That the shareholders of Sempra Energy ('Company') hereby request the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

We received the Chevedden/Rossi proposal a week later on October 26, 2006. Its resolution language is:

> "Resolved: Directors to be Elected by Majority Vote. Shareholders request that our Board initiate an appropriate process to amend the Company's governance documents (charter or bylaws) to provide that director nominees must be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting."

The language of the two proposals is remarkably similar. Although the Chevedden/Rossi proposal does not explicitly provide in its resolution language an exception for plurality voting in contested elections as does the Central Laborers proposal, the supporting statement for the Chevedden/Rossi proposal permits such an exception as would be required by the California General Corporation Law to which Sempra Energy is subject. Consequently, as more fully discussed below, the two proposals are not only substantially duplicative they are substantively identical in every respect.

Exclusion of the Chevedden/Rossi Proposal as Substantially Duplicative of the Central Labors Proposal

We will include the Central Laborers proposal in the proxy materials for our 2007 Annual Meeting of Shareholders and intend to exclude the Chevedden/Rossi proposal under Rule 14a-8(i)(11) under the Securities Exchange Act of 1934 as substantially duplicative of the earlier-received Central Laborers proposal. If for any reason the Central Laborers proposal were not to be included in our proxy materials, we would so include the Chevedden/Rossi proposal.

Rule 14a-8(i)(11) permits a company to exclude from its proxy materials a shareholder proposal that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

The Commission has stated that "the purpose of this rule is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted by proponents acting independently of each other." Securities Exchange Act Release No.12999 (November 22, 1976). And when two substantially duplicative proposals are received by a company, the Staff has concluded that the company must include the first of the proposals in its proxy materials, unless it may otherwise be excluded. See, for example, *Great Lakes Chemical Corp.* (March 2, 1998);

Pacific Gas and Electric Co. (January 6, 1994); *Atlantic Richfield Co.* (January 11, 1982).

Under 14a-8(i)(11) shareholder proposals are substantially duplicative if they address the same core issues and principles even though they may differ in terms, breadth or manner of implementation. See generally, *Bank of America* (February 25, 2005); *Home Depot* (February 28, 2005); *Baxter International* (February 7, 2005); *Sempra Energy* (January 23, 2004); *Freeport-McMoRan Copper & Gold, Inc.* (February 22, 1999); *Excel Industries, Inc.* (January 26, 1999); *Pacific Gas & Electric Co.* (February 1, 1993); and *Pacific Enterprises* (February 26, 1992)

The Central Laborers proposal and the Chevedden/Rossi proposal clearly address the same core issue -- majority voting for the election of directors.

The two proposals differ from one another only in that the resolution language of the earlier-received Central Laborers proposal specifically provides for the continuation of plurality voting in contested director elections while the resolution language of the later-received Chevedden/Rossi proposal does not itself specifically address contested elections. But, this apparent difference in breadth is only that -- an apparent rather than an actual difference.

- The supporting statement for the Chevedden/Rossi proposal explicitly states that the proposal "is not intended to limit our Board's judgment in crafting the requested governance change" and that majority voting should apply "in at least uncontested elections." Thus, the Chevedden/Rossi proposal contemplates, as does the Central Laborers proposal, that it would be fully implemented by providing for majority voting for uncontested director elections while retaining plurality voting for contested elections.

- Although recently amended to permit majority voting in uncontested director elections, the California General Corporation Law to which Sempra Energy is subject continues to mandate plurality voting in contested elections.[1] Thus, if the Chevedden/Rossi proposal were to be properly interpreted (which we believe it cannot) as also requesting majority voting in

[1] Sempra Energy is a California corporation. The California General Corporation Law to which it is subject has been recently amended to permit California corporations such as Sempra Energy that are listed corporations and have eliminated cumulative voting to amend their articles of incorporation or bylaws to provide for majority voting for directors in uncontested director elections. But for contested elections, plurality voting continues to be mandatory and that mandate cannot be altered by articles or bylaw amendments or otherwise. See California General Corporation Law Sections 708 and 708.5, as amended effective January 1, 2007.

contested elections as well as uncontested elections, the proposal would be excludible from our proxy materials under other provisions of Rule 14a-8(i).

Thus, the later-received Chevedden/Rossi proposal is not only substantially duplicative of the earlier-received Central Laborer's proposal, the two proposals are in fact substantively identical in every respect.

Earlier this year, in *Qwest Communications Inc.* (March 8, 2006), the Staff considered multiple director majority election proposals that present virtually the same facts that are presented by the multiple proposals that we have received.

- There, as here, Qwest Communications first received a proposal seeking majority voting for the election of directors but containing an explicit exception retaining plurality voting for elections in which the number of nominees exceeds the number of directors to be elected. Thus, except for having been submitted as a bylaw amendment, the first-received proposal in *Qwest* proposal was substantively identical to the Central Laborers proposal that we first received.

- There, as here, Qwest Communications subsequently received an additional proposal requesting majority voting for the election of directors. There, as here, the resolution language of the later-received proposal did not itself provide an exception for plurality voting in contested elections. Thus, the resolution language of the later-received proposal in *Qwest* was identical in every material respect to that of our later-received Chevedden/Rossi proposal.

- But there, as here, the supporting statement for the later-received Qwest Communications proposal permitted the board to retain plurality voting for contested elections. It stated, much as here, that the proposal "is not intended to limit the judgment of the Board in crafting the requested governance change" and "the Board could decide that a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats." Thus, in *Qwest* the supporting statement for the later-received proposal (as well as the resolution language of the proposal itself) were identical in every material respect to our later-received Chevedden/Rossi proposal.

The Staff in *Qwest* concluded, as it should do here, that the later-received majority voting proposal (with resolution language that did not include an explicit exception for plurality voting in contested elections but with supporting statement language permitting such an exception) was substantially duplicative of the earlier-received proposal (with resolution language that explicitly provided such an exception) and permitted Qwest Communications to exclude the later-received proposal from the company's proxy materials.[2]

That Staff reached identical conclusions in *United Technologies* (January 19, 2006) in two separate letters of the same date. There the earlier-received proposal sought a binding majority election of directors bylaw but, as here, contained an explicit exception for plurality voting in contested elections. There, as here, the later-received proposal requesting majority voting did not provide in its resolution language any exception for plurality voting in contested elections. But, as here, the supporting statement for the later-received proposal did contemplate such an exception by, in that instance, noting that the board should address whether a plurality voting standard was appropriate in contested elections. The Staff concluded that United Technologies could not exclude the earlier-received proposal (which contained an explicit exception for contested elections in its resolution language) from its proxy materials but could exclude the later-received proposal (which did not contain an exception for contested elections in its resolution language but permitted such an exception in its supporting statement) as substantially duplicative of the earlier-received proposal.

The *Qwest* and *United Technologies* decisions are consistent with every Staff decision that we have found that considers multiple proposals for majority voting in director elections. The precise wording of the various proposals and the differences between them and other matters have, of course, varied somewhat from case to case. Nonetheless, in every case the Staff has concluded that the later-received proposal was substantially duplicative of the earlier-received proposal and could properly be excluded from the company's proxy materials. See, *Verizon Communications Inc.* (March 9, 2006 reconsideration) (later-received proposal substantially duplicative of earlier-received proposal submitted by John Chevedden on behalf of Kenneth Steiner); *Occidental Petroleum* (February 2, 2006) (later-received proposal substantially duplicative of earlier-received proposal submitted by John Chevedden on behalf of Emil Rossi); and *Paychex, Inc.* (July 18, 2005) (later-received proposal requesting majority voting but with a supporting statement permitting the retention of plurality voting in contested elections

---

[2] Qwest Communication's request to exclude the later-received proposal from its proxy materials does not specifically mention the supporting statement for the proposal. Consequently, in reaching its conclusion the Staff may not have considered that the supporting statement for that proposal permitted an exception for plurality voting in contested elections comparable to that of the resolution language contained in the earlier-received proposal. If the Staff did not consider the supporting statement, however, *Qwest's* support for the exclusion of our later-received Chevedden/Rossi proposal would be strengthened rather than weakened. It would then support the exclusion, as substantially duplicative, of a later-received proposal that is broader not merely in appearance (as here) but also in substance (by seeking majority voting in all director elections rather than only in uncontested elections) than an earlier-received proposal.

substantially duplicative of earlier-received binding bylaw proposal requiring majority voting without any exception for contested elections).

* * * * * * * * * * *

Please confirm that the Staff will not recommend to the Commission any enforcement action if we exclude the later-received Chevedden/Rossi proposal from the proxy materials for our 2007 Annual Meeting of Shareholders and include the earlier-received Central Laborers proposal.

In accordance with Rule 14a-8(j), I am enclosing six copies of this letter together with the appendices thereto. It is being filed more than 80 calendar days before we will file definitive proxy materials for our 2007 Annual Meeting. An additional copy, together with the appendices, is being concurrently provided to Messrs. Chevedden and Rossi.

We would very much appreciate receiving the Staff's response to our request by January 31, 2007. We will promptly forward your response on to Messrs. Chevedden and Rossi.

If you have any questions regarding this matter or if I can be of any help to you in any way, please contact me by telephone at 619/696-4373 or by e-mail to gkyle@sempra.com.

Very truly yours,



Gary W. Kyle

Enclosures

cc: John Chevedden
Chris Rossi

Chris Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Donald E. Felsinger
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
PH: 619-696-2034
FX: 619-696-2374

Rule 14a-8 Proposal

Dear Mr. Felsinger,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



10/23/06

cc: Catherine C. Lee
Corporate Secretary
PH: 619-696-4644
FX: 619-696-4508
FX: 619-696-4443

[Rule 14a-8 Proposal, October 26, 2006]

3 – Directors to be Elected by Majority Vote

Resolved: Directors to be Elected by Majority Vote. Shareholders request that our Board initiate an appropriate process to amend our Company's governance documents (charter or bylaws) to provide that director nominees must be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting.

This proposal requests that that a majority vote standard replace our Company's current plurality vote. This new standard should provide that our director nominees must receive a majority of the votes cast in order to be elected or re-elected to our Board to apply this in at least uncontested elections. This proposal asks that our directors to the fullest extent possible not make any provision to override our shareholder vote and keep a director in office who fails this criteria.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested governance change. Policies that allow director nominees, with minuscule votes, to get away with only offering to resign are inadequate because they are still based on plurality voting. Changing the standard to a majority vote to the greatest extent feasible is a superior solution that merits shareholder support.

Chris Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

This proposal may prevent the hubris of our directors in the recent past. According to *The Wall Street Journal*, October 9, 2006:
For four years beginning in 2001, a Sempra shareholder submitted shareholder resolutions calling for Sempra to elect its directors annually rather than every three years in staggered terms. The votes passed with increasing majorities every year, garnering 67% of the votes cast in 2005.

Sempra ignored the nonbinding resolutions. But in the 2005 voting, shareholders also withheld nearly 30% of their votes from the directors up for re-election – a big proportion by corporate election standards. And that seemed to wake the company up.

In May 2006, Sempra management introduced a binding resolution for annual elections, which passed with 95% shareholder approval. Its board of directors also voted to eliminate a poison pill anti-takeover provision in its bylaws that shareholders had voted against in other nonbinding resolutions in 2004 and 2005. Source: *Wall Street Journal*, October 9, 2006.

Additionally, eighty-seven (87) shareholder proposals on this topic won an impressive 47% average yes-vote in 2006. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic. The Council sent letters asking the 1,500 largest U.S. companies to comply with the Council's policy and adopt this topic.

Directors to be Elected by Majority Vote
Yes on 3

The above format is the format submitted and intended for publication.

It is respectfully requested that management publish this proposal in the same editing format as it was submitted.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Appendix B

OCT-19-2006 THU 03:33 PM FAX NO. P. 01/02

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS

P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245 1293

Sent Via Fax (619) 696-4508

October 19, 2006

RECEIVED
OCT 19 2006
CATHERINE C. LEE
CORPORATE SECRETARY

Ms. Catherine Lee
Corporate Secretary
Sempra Energy
101 Ash Street
San Diego, CA 92101

Dear Ms. Lee,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Sempra Energy ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 1,399 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director, LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry McAnarney
Executive Director

Pride of the Industry

C: Jennifer O'Dell
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Sempra Energy ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement:

In order to provide shareholders a meaningful role in director elections, our company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies, including Intel, Dell, Motorola, Texas Instruments, Safeway, Home Depot, Gannett, and Supervalu, have adopted a majority vote standard in company by-laws. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of the submission of this proposal, our Company and its board had not taken either action.

We believe the critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard in Company governance documents. Our Company needs to join the growing list of companies that have taken this action. With a majority vote standard in place, the board can then consider action on developing post election procedures to address the status of directors that fail to win election. A combination of a majority vote standard and a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, while reserving for the board an important post-election role in determining the continued status of an unelected director. We feel that this combination of the majority vote standard with a post-election policy represents a true majority vote standard.

Kyle, Gary

From: Kyle, Gary
Sent: Wednesday, December 06, 2006 7:48 AM
To: 'olmsted7p@earthlink.net'
Subject: FW: Withdrawal of Shareholder Proposal

Importance: High


DOC004.pdf
(118 KB)

-----Original Message-----
From: Kyle, Gary
Sent: Wednesday, December 06, 2006 7:16 AM
To: 'John Chevedden'
Subject: Withdrawal of Shareholder Proposal
Importance: High

Mr. Chevedden

Do you have any reason whatsoever to conclude that your shareholder proposal (submitted on behalf of Chris Rossi) entitled "Directors to be Elected by Majority Vote" does not substantially duplicate the proposal (a copy of which is attached) that we earlier received from the Central Laborers Pension Fund and will include in our proxy materials?

Absent such a reason, your refusal to withdraw the proposal would appear driven by other than legitimate shareholder concerns. It simply puts us and ultimately our shareholders to the cost of obtaining a no action letter from the Securities and Exchange Commission permitting us to exclude the proposal and wastes Commission resources.

Gary Kyle
Sempra Energy
Chief Corporate Counsel

-----Original Message-----
From: John Chevedden [mailto:jr7cheve7@earthlink.net]
Sent: Tuesday, December 05, 2006 9:31 PM
To: Kyle, Gary
Subject: (SRE)

Mr. Kyle,
Based on the information provided I do not know whether Sempra would be entitled to exclude the Directors to be Elected by Majority Vote proposal. Sincerely, John Chevedden

Kyle, Gary

From: Kyle, Gary
Sent: Tuesday, December 05, 2006 9:27 AM
To: 'olmsted7p@earthlink.net'
Subject: Director Elections by Majority Vote

Importance: High



DOC004.pdf
(118 KB)

Mr. Chevedden

Please see below and advise us whether or not you are withdrawing your proposal (submitted on behalf of Chris Rossi) entitled "Directors to be Elected by Majority Vote". Doing so would avoid the expense to the Company of obtaining an SEC no action letter permitting the exclusion of the proposal from our proxy materials as substantially duplicative of the earlier-received proposal (a copy of which is attached and which we will include in our proxy materials) from the Central Laborers Pension Fund.

Withdrawing that proposal will in no way whatsoever affect your proposal entitled "Adopt Simple Majority Vote" which we intend to include in our proxy materials.

Gary Kyle
Sempra Energy
Chief Corporate Counsel

-----Original Message-----
From: Kyle, Gary
Sent: Thursday, November 30, 2006 7:41 AM
To: 'J'
Subject: RE: (SRE) Adopt Simple Majority Vote proposal
Importance: High

Mr. Chevedden:

I am not quite sure that I understand your message below.

We are not asking you to withdraw your shareholder proposal entitled "Adopt Simple Majority Vote" which we understand to call for the elimination of our requirements for approval by 2/3 of our outstanding shares for, among other things, amendments to our articles of incorporation. We expect to include that proposal in our proxy materials.

We are asking you to withdraw your shareholder proposal (submitted on behalf of Chris Rossi) entitled "Directors to be Elected by Majority Vote". That proposal substantially duplicates an earlier-received proposal from the Central Laborers Pension Fund (a copy of which is attached) that we expect to include in our proxy materials. If for any reason whatsoever the Central Laborers proposal were not included in our proxy materials, we would include your proposal.

Withdrawing your proposal entitled "Directors to be Elected by Majority Vote" would have no effect upon your proposal entitled "Adopt Simple Majority Vote". But promptly withdrawing the "Directors to be Elected by Majority Vote" proposal would save us the time and expense and avoid the waste of SEC resources in obtaining an SEC Staff no-action letter permitting us to exclude the proposal. Consequently, we would very much appreciate receiving a prompt response to our withdrawal request.

I hope this message answers your question. If not or if you have any other questions, please call me at 619/696-4373.

Gary Kyle
Sempra Energy
Chief Corporate Counsel

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, November 29, 2006 8:46 PM
To: Kyle, Gary
Subject: (SRE) Adopt Simple Majority Vote proposal

Mr. Kyle, Does the company plan action to enable the Adopt Simple Majority Vote proposal to be withdrawn. Sincerely,
John Chevedden

Kyle, Gary

From: Kyle, Gary
Sent: Monday, November 27, 2006 6:14 AM
To: 'olmsted7p@earthlink.net'
Subject: Shareholder Proposal -- Majority Voting in Director Elections -- Request for Withdrawal as Substantially Duplicative of Earlier-Received Proposal

Importance: High



DOC004.pdf
(118 KB)

Mr. Chevedden:

We first received your shareholder proposal below (submitted to Sempra Energy on behalf of Chris Rossi) on October 26. It substantially duplicates a proposal that we received on October 19 from the Central Laborers' Pension Fund which has also provided us with requisite proof of eligibility to submit its proposal . A copy of the Central Laborers proposal is attached.

As you know, when substantially duplicative shareholder proposals are received, the earlier-received proposal takes precedence. If the company includes the earlier-received proposal in its proxy materials it may exclude the later-received proposal.

We intend to include the Central Laborers proposal in the proxy materials for our 2007 Annual Meeting and to exclude your proposal as substantially duplicative of the Central Laborers proposal. If for any reason the Central Laborers proposal is not included in our proxy materials we would include your proposal.

Consequently, we request that you withdraw your proposal subject to our agreement to include your proposal in our proxy materials if for any reason the Central Laborers proposal were not included.

Promptly withdrawing your proposal would save us the time and expense of obtaining from the SEC Staff a no-action letter permitting us to exclude your proposal. It would also avoid a waste of SEC resources.

We would very much appreciate receiving a response to this request by December 1.

Gary W. Kyle
Sempra Energy
Chief Corporate Counsel

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, November 22, 2006 9:29 AM
To: Kyle, Gary
Subject: (SRE) Rule 14a-8 Proposals

Mr. Kyle,
Please see the faxed copies for the correct formatting. Sincerely, John Chevedden

[Rule 14a-8 Proposal, October 26, 2006, Chris Rossi]
3 Directors to be Elected by Majority Vote
Resolved: Directors to be Elected by Majority Vote. Shareholders request that our Board initiate an appropriate process to amend our Company's governance documents (charter or bylaws) to provide that director nominees must be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting.

This proposal requests that that a majority vote standard replace our Company's current plurality vote. This new standard should provide that our director nominees must receive a majority of the votes cast in order to be elected or re-elected to our Board to apply this in at least uncontested elections. This proposal asks that our directors to the fullest extent possible not make any provision to override our shareholder vote and keep a director in office who fails this criteria.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested governance change. Policies that allow director nominees, with minuscule votes, to get away with only offering to resign are inadequate because they are still based on plurality voting. Changing the standard to a majority vote to the greatest extent feasible is a superior solution that merits shareholder support.

Chris Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

This proposal may prevent the hubris of our directors in the recent past. According to The Wall Street Journal, October 9, 2006: For four years beginning in 2001, a Sempra shareholder submitted shareholder resolutions calling for Sempra to elect its directors annually rather than every three years in staggered terms. The votes passed with increasing majorities every year, garnering 67% of the votes cast in 2005.

Sempra ignored the nonbinding resolutions. But in the 2005 voting, shareholders also withheld nearly 30% of their votes from the directors up for re-election a big proportion by corporate election standards. And that seemed to wake the company up.

In May 2006, Sempra management introduced a binding resolution for annual elections, which passed with 95% shareholder approval. Its board of directors also voted to eliminate a poison pill anti-takeover provision in its bylaws that shareholders had voted against in other nonbinding resolutions in 2004 and 2005. Source: Wall Street Journal, October 9, 2006.

Additionally, eighty-seven (87) shareholder proposals on this topic won an impressive 47% average yes-vote in 2006. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic. The Council sent letters asking the 1,500 largest U.S. companies to comply with the Council's policy and adopt this topic.

Directors to be Elected by Majority Vote

Yes on 3

[Rule 14a-8 Proposal, October 16, 2006, Ray T. Chevedden]
3 Adopt Simple Majority Vote
RESOLVED: Shareholders recommend adoption of a simple majority shareholder vote requirement applicable to the greatest number of shareholder voting issues feasible. This proposal is focused on adoption of the lowest possible majority vote requirements to the fullest extent feasible. This proposal
is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent feasible in accordance with applicable laws and existing governance documents.

Earlier editions of this proposal topic won the following votes of support at our annual meeting (based on yes and no votes).

54% in 2001
59% in 2003
Thus this proposal is a contender for its 3rd majority supporting vote. The Council of Institutional Investors www.cii.org recommends adoption of a proposal when it wins its first majority shareholder vote. This topic also won a 66% yes-vote average at 20 major companies in 2006. Ray T. Chevedden, Los Angeles, sponsored the 2003 proposal.

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring a 67%-vote to make certain key governance changes, if our vote is an overwhelming 66%-yes and only 1%-no ‹ only 1% could force their will on our 67%-majority.

It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

€ The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent research firm rated our company:

³Very High Concern² in Executive Compensation.

³D² in corporate governance.

€ We had no Independent Chairman Independent oversight concern.

€ Our directors could be elected with only one yes-vote from our 260 million shares.

€ We had to marshal a 67% shareholder vote to make certain key governance improvements Entrenchment concern.

€ Cumulative voting was not allowed.

Additionally:

€ Our board had 2-insiders Independence concern.

€ Our directors still had a retirement plan Independence concern.

Our audit committee was made up of the following directors with concerns:

€ Mr. Godbold had 16-years director tenure Independence concern.

€ Mr. Brocksmith had 5 board seats total Over-commitment concern.

€ Mr. Jones and Mr. Newman, both CEOs Over-commitment concern.

€ Our lead director, Mr. Rusnack, served on the Peabody Energy board (BTU) rated ³D² by The Corporate Library.

€ The compensation rating at Sempra was designated a very high concern by The Corporate Library, due to excessive compensation and a significant decrease in shares held by Stephen Baum, the former CEO. Mr. Baum¹s total 2005 compensation was more than $19 million, and his exclusive shares held fell from 486,000 in 2004 to 0 in 2005.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for simple majority vote.

Adopt Simple Majority Vote
Yes on 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 27, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter dated December 7, 2006

The proposal requests that the board initiate the appropriate process to amend Sempra's governance documents (charter or bylaws) to provide that director nominees must be elected or re-elected by the affirmative vote of the majority of votes cast.

There appears to be some basis for your view that Sempra may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal that will be included in Sempra's 2007 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Sempra omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Ted Yu
Special Counsel